

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2011

Via Facsimile
Mr. Jeff Wang
Chief Financial Officer
China Finance Online Co. Limited
9/F, Tower C, Corporate Square
No.35 Financial Street, Xicheng District
Beijing 100033, China

> **Re:** **China Finance Online Co. Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed May 31, 2011**
> **File No. 000-50975**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 3. Key Information

D. Risk factors

Risks relating to regulation of our business and to our structure, page 25

1.   We note your disclosures beginning on page 91 with regard to the share pledge agreements between you and your various VIEs. Please tell us whether these agreements have been registered with the relevant government authorities. To the extent that these agreements have not been approved or registered, then tell us how you considered

including risk factor disclosures explaining that until such agreements are registered, the company may have limited recourse against the shareholders of your various VIEs should they default on their obligations.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Critical accounting policies

Stock-based compensation, page 66

2.   We note your disclosure on page F-33 that you determine expected volatility for stock options based upon the historical stock price volatility of your common stock and of listed comparable companies. Please describe and tell us how you considered disclosing the basis for using a combination of these volatilities in determining the expected volatility of your stock options including how you weight each of these categories. Refer to Question 5 of SAB Topic 14.D.1.

Results of operations

Revenues, page 68

3.   We note your disclosure on page 43 that you had 156,000 active paying individual subscribers as of December 31, 2010. We further note that you provided some comparison data of your active paid subscribers in your Form 6-K filed on March 25, 2011. Please tell us how you considered providing comparative information and analysis in your discussion of operating results. Refer to Section III.B.1 of SEC Release No. 33-8350.

B. Liquidity and capital resources

Cash flows and working capital, page 73

4.   We note that you provide no discussion of cash flows from operating activities. Revise your disclosure in future filings to focus on the primary drivers and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, including any changes in working capital items that affect operating cash flows, as well as on their reasonably likely impact on future cash flows. Refer to Section IV.B.1 of SEC Release No. 33-8350.

Other

5.   Please include disclosure in future filings regarding how earnings are transferred from your PRC subsidiary and consolidated affiliated entities to your companies that are outside of the PRC (e.g., dividend payments). In this respect, describe how earnings of the consolidated affiliated entities flow through your organizational structure as outlined on pages 55 and 56. Include in your response your proposed revised disclosure.

6.   Your disclosure on page 74 indicates that PRC laws and regulations permit dividend payments from your PRC subsidiary only out of their retained earnings as determined in accordance with PRC accounting standards and regulations. Please tell us and disclose any significant differences between retained earnings as calculated pursuant to PRC accounting standards and regulations as compared to retained earnings presented in your financial statements. In addition, we note from your risk factor disclosures on page 29 that the RMB is not freely convertible into foreign currencies, which may restrict your PRC subsidiaries and consolidated affiliated entities from remitting sufficient foreign currency to pay dividends to the company. Please revise your disclosures to explain what impact such restrictions may have on the flow of cash from your PRC entities and how this may impact your operations and liquidity. Include in your response your proposed revised disclosure. See Item 5.B.1.(b) of Form 20-F.

Item 10. Additional Information

H. Documents on display, page 107

7.   Please note that the Securities and Exchange Commission is located at 100 F St. NE, Washington, DC 20549.

Item 15. Controls and Procedures, page 110

8.   We note that you conduct substantially all of your operations outside the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions:

- In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.
- If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

- If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.
- If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

9.   We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

10.   If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

11.   If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control of financial reporting for the most recent fiscal year end.

12. We note that you have identified an audit committee expert on page 112. Please describe the audit committee expert's qualifications, including their knowledge of U.S. GAAP and internal control over financial reporting.

Disclosure Controls and Procedures, page 110

13. You disclose that your CEO and CFO concluded that, as of the end of your 2010 fiscal year, your disclosure controls and procedures were effective in "recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act." This effectiveness conclusion is stated in terms that are more limited than the full definition of "disclosure controls and procedures" contained in Exchange Act Rule 13a-15(e). Please confirm, if true, that your CEO and CFO concluded that your disclosure controls and procedures are also effective in "ensuring that information required to be disclosed in the reports that the company files or submits under the Exchange Act is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure." In future filings, to the extent you include a definition of disclosure controls and procedures in management's conclusion on effectiveness, please include the entire definition as set forth in the referenced rule.

Item 18. Financial Statements

Consolidated Statements of Cash Flows, page F-6

14. Please explain to us how you determined the classification of cash flows related to your restricted cash balances and refer to the authoritative literature that supports that classification. As part of your response, explain to us what consideration you gave to classifying the change in restricted cash as a financing cash flow considering that the restricted cash, as discussed on page 73, relates to the guarantee of credit.

Note 1 - Organization and Principal Activities, page F-7

15. We note your disclosure on page F-8 regarding the contractual arrangements between the Group and the VIEs. Please revise your disclosure in future filings to provide additional details including, but not limited to, the contractual term of each contract, whether each

contract is renewable including which party has the renewal rights and whether any party has a right to terminate the contract. Also, tell us how you consider the pending maturities of your various contractual arrangements and the terms for renewal when determining whether consolidation of the VIEs is still appropriate.

Risks in relation to the VIE structure, page F-9

16.   We note your disclosure on page 26 regarding the risk that the PRC government could conclude that the agreements that establish the structure for operating your internet business do not comply with PRC government regulations and therefore you would be required to discontinue or restrict the operations of your various VIEs or restructure your ownership structure or operations. Please tell us how you considered including footnote disclosure of this risk and the impact such actions may have on your ability to consolidate your subsidiaries and affiliates. See ASC 810-10-50-2AA.

Note 2 – Summary of Significant Accounting Policies

Concentrations of credit risk, page F-19

17.   We note that you do not maintain an allowance on your accounts receivable - margin accounts as of December 31, 2010. Please provide a more detailed description of your policy with respect to these accounts including how you determined that no allowance was necessary.

Note 13 – Stock Options and Nonvested shares

2004 Stock incentive plan, page F-32

18.   We note your disclosure on page F-33 that you use the simplified method to estimate the expected life. Considering the passage of time since your initial public offering, clarify for us why you continue to believe that it is appropriate to use the simplified method rather than using historical information. Also, tell us when management expects that sufficient historical information will be available. Refer to Question 6 of SAB Topic 14.D.2. As part of your response, please tell us how you considered the disclosure requirements in Question 6 of SAB Topic 14.D.2.

Note 14 – Income Taxes, page F-37

19.   Please tell us how you considered separately disclosing income before income tax expense for domestic and foreign operations. See Rule 4-08(h) of Regulation S-X.

20.   We note your disclosure on page F-39 that the aggregate undistributed earnings of your PRC subsidiaries are considered to be indefinitely reinvested. Please tell us and include

disclosure in future filings of the cumulative amount of your undistributed earnings and unrecognized deferred tax liability. See ASC 740-30-50-2(b).

Exhibit 12.1 and 12.2

21.   We note that your certifications were not filed in the exact form as outlined in the Instructions as to Exhibits in Form 20-F including the omission of the introductory language in paragraph 4 referencing internal control over financial reporting and the omission of paragraph 4(b). Please amend your annual report to file certifications in the exact form as outlined in the Instructions as to Exhibits in Form 20-F.   Note that you may file an abbreviated amendment that consists of cover page, explanatory note, signature page and the certification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief

cc: Paula Corsaro – Proskauer Rose LLC.